

Betterware®

Q2 2021

Earnings Release

BETTERWARE REPORTS SECOND QUARTER RESULTS: NET SALES INCREASE 81%, EBITDA GROWTH OF 92% AND NET INCOME GROWTH OF 72%

Guadalajara, Jalisco, Mexico, August 5, 2021. - Betterware de Mexico S.A.B. de C.V. ("Betterware" or the "Company"), announced today its consolidated financial results for the second quarter of 2021. The figures presented in this report are expressed in nominal Mexican Pesos (Ps.) unless otherwise noted, presented and approved by the Board of Directors, prepared in accordance with IFRS, and may include minor differences due to rounding.

Luis G. Campos, Executive Chairman of the Board, stated, "During the second quarter of 2021, we continued to deliver outstanding results, with strong double-digit growth even compared to the second quarter of 2020, when demand surged substantially. The quarter was highlighted by net revenue and EBITDA year-on-year growth of 81% and 92%, respectively, and on a two-year basis, which smooths out last year's outstanding results, net revenue and EBITDA increased 229% and 272%, respectively. Our ongoing strength is driven by the predictability of our business model combined with our team´s continued disciplined execution of our strategy, which delivers consistent growth in sales, profitability and cash flow."

Mr. Campos continued: "We are extremely pleased to have achieved record growth in our average distributor and associate base of 110% in 2Q21 compared to 2Q20 and 223% compared to 2Q19. This marks a significant milestone for the Company as we retained almost all our associates and distributors added during 2020, while attracting many new associates and distributors to the Company. The traction of our commercial strategies focused on retention and productivity led to this noteworthy achievement and fueled positive growth of our distributors and associates base by the end of 2Q21. Overall, we believe our strategy has us poised to remain a highly attractive opportunity of additional income, which is expected to power consistent expansion of our distributor and associate base going forward."

Mr. Campos stated further, "We remain focused on our strategic pillars of Product Innovation, Technology and Business Intelligence during the quarter. We are pleased to finish the first half of the year above our expectations for Revenue, EBITDA and our Distributors and Associates base. As we enter the second half of the year, we are confident about our business prospects. Our differentiated business model has driven consistent results to-date and we believe we are well positioned to capture additional market share, as we increase our household penetration and the share of wallet of our clients over the near and long-term."

Luis G. Campos

Executive Chairman of the Board

Quarterly results

Net revenues

In 2Q21, net revenues increased 81% to Ps. 2,594.5M, from Ps. 1,435.7M in 2Q20. This increase was driven by a 109% increase in average distributors and a 110% increase in average associates, an increase

in volume of 90%, to 48.3M units sold, from 25.4M units sold in 2Q20. On a two-year basis, net revenues in 2Q21 increased 229% compared to 2Q19.

During 2Q21 we experienced a more open economic environment and similar dynamics to a pre-covid market, hence our growth rates are gradually normalizing to what we see as a sustainable long-term double-digit rate of yearly growth, supported by our new initiatives to increase engagement, share of wallet with innovation and market penetration.

Contributing to the sales growth was the successful implementation of the Company's commercial strategies, a robust base of distributors and associates, the use of technological platforms combined with personal contact and an excellent product offering. As a result, the Company not only introduced successful innovation but also was able to retain and consolidate its distribution network.

For the first six months of 2021, net revenues increased 130% to Ps. 5,496.1M, compared to Ps. 2,338.4M of the same period of 2020. This growth, on top of the 56% growth generated during the first six months of 2020, was driven by the increase in distributors and associates and in the productivity of the Company's distribution network, which in turn led to a 145% increase in volume to 103.0M units sold, compared to 42.0M units sold of the same period of 2020. On a two-year basis, net revenues for the first six months of 2021 increased 258%, compared to the same period in 2019.

Gross margin

Gross margin increased 512 bps to 56.8% in 2Q21 from 51.6% in 2Q20. This margin expansion is mainly attributed to a normalization of costs relative to 2Q20, which was negatively impacted by (i) higher air freight expense incurred to meet the sharp increase in demand, and (ii) a depreciation of the Mexican peso compared to the U.S. dollar. For the quarter, Gross Margin expansion was partially offset by higher container costs from China.

For the first six months of the year, gross margin was 57.1%, compared to 53.4% in the same period of 2020. Margin expansion is mainly attributed to a normalization of costs which during the first six months of 2020 were negatively impacted by (i) higher air freight expense incurred to meet increased demand and (ii) a depreciation of the Mexican peso compared to the U.S. dollar.

EBITDA

In 2Q21, EBITDA increased 92% Year-on-Year to Ps. 746.9M, compared to Ps. 388.7M in 2Q20. EBITDA margin expanded 172 bps to 28.8% due to an expansion of gross margin, partially offset by a lower operational leverage than in 2Q20, reflecting the current increased bandwidth to when the company's SG&A expenses were not yet aligned to the significantly higher level of revenue, following after the sharp acceleration of growth that began during 2Q20. For 2Q21, SG&A expenses were 28.8% of net revenue, compared to 25.2% in 2Q20. On a two-year basis, EBITDA for 2Q21 increased 272% compared to 2Q19. The Company noted that its SG&A Expenses are now aligned to its current level of operations and as such it expects to achieve operational leverage as revenues continue to grow.

It's worth mentioning that for the last 3 years, the second quarter EBITDA represented in average 22% of the total annual EBITDA.

In the first six months of 2021, EBITDA increased by 166% and the EBITDA margin expanded 413 bps to 30.4%, compared to an EBITDA margin of 26.3% in the same period of 2020. On a two-year basis, EBITDA for the first six months of 2021 increased 312%, compared to the same period in 2019.

Net Income

In 2Q21, net income increased 72% to Ps. 460.9M, relative to Ps. 268.4M in 2Q20. Reported net income includes non-cash income of Ps. 34.5M related to the unrealized gain in mark-to-market valuation of financial derivative instruments, which do not affect the Company´s cash flows or operating income. Adjusted net income increased 63% and excludes the non-cash income related to the unrealized gain in mark-to-market valuation of financial derivative instruments. The increase in net income was mainly due to the growth in net revenue. On a two-year basis, net income for 2Q21 increased 300% compared to the same period in 2019.

In 2Q21, earnings per share increased 61% to Ps. 12.57, relative to earnings per share of 2Q20.

For the first six months of the year, net income increased 166% relative to the same period last year, on top of the 76% growth during the first six months of 2020. On a two-year basis, net income for the first six months of 2021 increased 368%, compared to the same period in 2019.

For the first half of 2021, earnings per share increased 138% to Ps. 30.02, compared to Ps. 12.62 of the same period in 2020.

Continued Strength of the Balance Sheet

The Company's financial position remained strong during the second quarter, ending the period with a Net Debt to EBITDA ratio of 0.02x, up from -0.1x in 2Q20.

After a dividend payment of Ps. 700M in the first half of the year, Cash and cash equivalents remained unchanged at Ps. 520.1M, compared to Ps. 520.8M in 2Q20, primarily due to the high cash generation of the Company.

In 2Q21, dividends increased 250% to Ps. 350M from Ps. 100M in 2Q20 and for the first six months of the year, dividends increased 312% to Ps. 700M compared to Ps. 170M of the same period in 2020.

The company's cash conversion cycle remained extremely strong at -38 days in 2Q21.

Our Growth Expectations for 2021

Betterware has a proven track record of performance and a clear and executable growth plan, which includes expansion of its household penetration and its share of wallet, supported by a robust infrastructure deeply rooted in product innovation, business intelligence and technology. In addition to our organic growth, we are actively evaluating new product offerings, geographic expansion, and inorganic growth through attractive M&A opportunities.

The Company remains confident with its growth prospects for the rest of the year and is increasing its Net Revenue guidance for fiscal year 2021 to the range of Ps. 10,800M and Ps. 11,300 million and

EBITDA guidance for fiscal year 2021 in the range of Ps. 3,200M and Ps. 3,400M, which implies Net Revenue growth to be in the range of 49% and 56%, EBITDA growth in the range of 48% and 57%, and an EBITDA margin in the range of 29.6% and 30.1%, fueled by an expansion of its distribution network. Capex for 2021 is expected to be Ps. 460M, which includes additional equipment for our new campus, technology and other investments. The new campus and extraordinary technology investments will represent approximately 81% of CAPEX in 2021, which is down from 92% in 2020 and 88% in 2019.

For the longer term, the Company is confident in its growth prospects for the years to come and its ability to increase its household penetration to 40% by 2025 and increase its share of wallet. To achieve these objectives, the Company announces the introduction of monthly catalogues in September, moving from 9 to 12 catalogues per year which will increase frequency of purchase. The Company will continue to launch new categories in the years to come and increase its product innovation within its current categories.

Board of Directors Proposes Quarterly Cash Dividend

As previously announced, and in recognition of the Company's ability to generate strong cash flow after investments, its Board of Directors has proposed to pay a Ps. 1,400M dividend to shareholders, to be paid to investors in four instalments of Ps. 350M per quarter. The third quarterly dividend is subject to approval at the next Ordinary General Shareholders' Meeting to be held on August 13, 2021.

Betterware de México, S.A.B. de C.V.
Consolidated Statements of Financial Position
As of June 2021, and June 2020
(In Thousands of Mexican Pesos)

	Jun 2021	Jun 2020
Assets		
Cash and cash equivalents	520,081	520,805
Trade accounts receivable, net	886,923	515,299
Accounts receivable from related parties	74,867	1,110
Inventories	1,468,342	520,214
Prepaid expenses	254,605	39,623
Derivative financial instruments	-	84,002
Other assets	37,293	66,823
Total current assets	3,242,111	1,747,876
Property, plant and equipment, net	1,020,895	380,782
Right of use assets, net	19,002	15,467
Deferred income tax	17,605	6,020
Investment in associates	26,958	-
Intangible assets, net	330,701	309,055
Goodwill	365,813	348,441
Other assets	3,775	3,721
Total non-current assets	1,784,749	1,063,486
Total assets	5,026,860	2,811,362
Liabilities and Stockholders' Equity		
Borrowings	100,450	73,333
Accounts payable to suppliers	2,243,161	1,220,456
Accrued expenses	272,065	128,875
Provisions	59,546	101,608
Income tax payable	160,866	52,545
Value added tax payable	31,759	57,743
Trade accounts payable to related parties	20,898	-
Statutory employee profit sharing	6,537	4,187
Lease liability	5,990	10,912
Warrants	-	59,541
Derivative financial instruments	138,745	4,469
Total current liabilities	3,040,017	1,713,669
Employee benefits	1,596	1,161
Derivative financial instruments	14,305	32,775
Deferred income tax	56,959	81,315
Lease liability	13,597	5,125
Borrowings	475,344	350,189
Total non-current liabilities	561,801	470,565
Total Liabilities	3,601,818	2,184,234
Stockholders' Equity	1,425,042	627,128
Total Stockholders' Equity	1,425,042	627,128
Total Liabilities and Stockholders' Equity	5,026,860	2,811,362

Betterware de México, S.A.B. de C.V.
Consolidated Statements of Profit or Loss and Other Comprehensive Income
For the three-months ended on June 30, 2021 and June 30, 2020
(In Thousands of Mexican Pesos)

	Q2 2021	Q2 2020	Δ%
Net revenue	2,594,477	1,435,718	80.7%
Cost of sales	1,122,071	694,503	61.6%
Gross profit	**1,472,406**	**741,215**	**98.6%**
Administrative expenses	335,719	103,558	224.2%
Selling expenses	275,003	182,685	50.5%
Distribution expenses	135,765	75,043	80.9%
Total expenses	**746,487**	**361,286**	**106.6%**
Operating income	**725,919**	**379,929**	**91.1%**
Interest expense	(13,975)	(30,428)	(54.1%)
Interest income	5,212	2,777	87.7%
Unrealized gain in valuation of financial derivative instruments	34,458	10,208	237.6%
Changes in fair value of warrants	-	(3,636)	(100.0%)
Share of results of associates	(944)	-	(100.0%)
Foreign exchange loss, net	(82,295)	31,760	(359.1%)
Financing cost, net	**(57,544)**	**10,681**	**(638.8%)**
Income before income taxes	**668,375**	**390,610**	**71.1%**
Income taxes	207,505	122,235	69.8%
Net income	**460,870**	**268,375**	**71.7%**

EBITDA breakdown (Ps. $747 million)			
Concept	Q2 2021	Q2 2020	Δ%
Net income	460,870	268,375	71.8%
(+) Income taxes	207,505	122,235	69.8%
(+) Financing cost, net	57,544	(10,681)	(638.8%)
(+) Depreciation and amortization	20,989	8,721	140.7%
EBITDA	**746,908**	**388,650**	**92.2%**
EBITDA margin	**28.8%**	**27.1%**	**1.7%**

Betterware de México, S.A.B. de C.V.
Consolidated Statements of Profit or Loss and Other Comprehensive Income
For the six months ended on June 30, 2021 and June 30, 2020
(In Thousands of Mexican Pesos)

	Jun 2021	Jun 2020	Δ%
Net revenue	5,496,138	2,388,403	130.1%
Cost of sales	2,355,351	1,112,572	111.7%
Gross profit	**3,140,787**	**1,275,831**	**146.2%**
Administrative expenses	634,453	233,170	172.1%
Selling expenses	570,332	317,780	79.5%
Distribution expenses	302,129	115,516	161.5%
Total expenses	**1,506,914**	**666,466**	**126.1%**
Operating income	**1,633,873**	**609,365**	**168.1%**
Interest expense	(29,119)	(70,827)	(58.9%)
Interest income	8,601	5,487	56.8%
Unrealized gain in valuation of financial derivative instruments	167,243	81,087	106.3%
Changes in fair value of warrants	-	(3,636)	(100.0%)
Share of results of associates	(679)	-	(100.0%)
Foreign exchange loss, net	(186,118)	(20,077)	827.0%
Financing cost, net	**(40,072)**	**(7,966)**	**403.0%**
Income before income taxes	**1,593,801**	**601,399**	**165.0%**
Income taxes	494,387	187,524	163.6%
Net income	**1,099,414**	**413,875**	**165.6%**

EBITDA breakdown (Ps. $1,670 million)			
Concept	Jun 2021	Jun 2020	Δ%
Net income	1,099,414	413,875	165.6%
(+) Income taxes	494,387	187,524	163.6%
(+) Financing cost, net	40,072	7,966	403.0%
(+) Depreciation and amortization	36,131	17,691	104.2%
EBITDA	**1,670,004**	**627,056**	**166.3%**
EBITDA margin	**30.4%**	**26.3%**	**4.1%**

Betterware de México, S.A.B. de C.V.
Consolidated Statements of Cash Flows
For the six months ended on June 30, 2021 and June 30, 2020
(In Thousands of Mexican Pesos)

	Q2 2021	Q2 2020
Cash flows from operating activities:		
Profit for the period	1,099,414	413,875
Adjustments for:		
Income tax expense recognized in profit of the period	494,387	187,524
Depreciation and amortization of non-current assets	36,131	19,575
Interest income recognized in profit or loss	(8,601)	(5,487)
Interest expense recognized in profit or loss	29,119	70,827
Unrealized gain in valuation of financial derivative instruments	(167,244)	(77,451)
Share-based payment expense	39,241	-
Investment in associates	679	-
Movements in working capital:		
Trade accounts receivable	(129,117)	(268,212)
Trade accounts receivable from related parties	-	(500)
Inventory, net	(194,316)	(174,660)
Prepaid expenses and other assets	4,548	(18,108)
Accounts payable to suppliers and accrued expenses	326,831	764,589
Provisions	(91,462)	54,919
Value added tax payable	5,056	27,444
Trade accounts payable to related parties	(74,876)	-
Statutory employee profit sharing	(817)	(819)
Income taxes paid	(423,776)	(169,688)
Employee benefits	(82)	(469)
Net cash from operating activities	**945,115**	**823,359**
Cash flows from investing activities:		
Investment in associates	(24,102)	-
Payments of fixed and intangible assets	(276,212)	(191,250)
Proceeds from disposal of fixed assets	4,852	8,497
Interest received	8,601	5,487
Net cash from investing activities	**(286,861)**	**(177,266)**
Cash flows from financing activities:		
Repayment of borrowings	(73,752)	(1,106,806)
Proceeds from borrowings	20,000	860,000
Interest paid	(29,450)	(78,213)
Lease payment	(4,791)	(8,547)
Cash received for issuance of shares	-	164,581
Dividends paid	(700,000)	(170,000)
Net cash from financing activities	**(787,993)**	**(338,985)**
Net (decrease) increase in cash and cash equivalents	(129,739)	307,108
Cash and cash equivalents at the beginning of the period	649,820	213,697
Cash and cash equivalents at the end of the period	520,081	520,805

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as "believe," "may," "will", "estimate", "continue", "anticipate", "intend", "expect", "should", "would", "plan", "predict", "potential", "seem", "seek," "future," "outlook", and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The reader should understand that the results obtained may differ from the projections contained in this document, as past results in no way offer any guarantee of future performance. For this reason, the Company assumes no responsibility for any indirect factors or elements beyond its control that might occur inside Mexico or abroad and which might affect the outcome of these projections.

Q1 2021 Conference Call

Management will hold a conference call with investors on August 6th, 2021 at 8:00 am Central Standard Time (CST)/ 9:00am Eastern Time (EST). For anyone who wishes to join live, the dial-in information is:

Toll Free: 1-877-451-6152
Toll/International: 1-201-389-0879
Conference ID: 13721512

If you wish to listen to the replay of the conference call, please see instructions below:

Toll Free: 1-844-512-2921
Toll/International: 1-412-317-6671
Replay Pin Number: 13721512